Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
Earnings:
Income before income taxes	$61,237	$124,209
Add (deduct):
Fixed charges	33,635	69,246
Capitalized interest, net of amortization	(17)	(343)
Other	183	374

Earnings available for fixed charges (a)	$95,038	$193,486

Fixed charges:
Interest expense	$25,008	$51,609
Capitalized interest and tax interest	233	568
One third of rental expense (1)	8,394	17,069

Total fixed charges (b)	$33,635	$69,246

Ratio of earnings to fixed charges (a/b)	2.83	2.79

(1)	Considered to be representative of interest factor in rental expense.